SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2006

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated November 8, 2006 regarding change of the Registrant’s registered office address in the Cayman Islands.
1.2	Press Release dated November 20, 2006 in relation to the Letters of Intent for licences in six new licence areas in India.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED
By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CHANGE IN THE REGISTERED OFFICE ADDRESS

IN THE CAYMAN ISLANDS

The Board of Directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) announces that, due to a change in the address system in the Cayman Islands and the adoption of a new postal code as mandated by the Cayman government, the registered office address of the Company in the Cayman Islands has been changed to Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands with immediate effect. The location of the registered office of the Company remains unchanged.

As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman) Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui)
Mr. Aldo MAREUSE	Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington)
Mr. Martin MICHLMAYR (Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 November 2006

Exhibit 1.2

Hutchison Essar heads towards pan-India coverage

Hutchison Essar receives Letter of Intent to operate in six new licence areas

HONG KONG, 20 November 2006 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX) today announced that its Indian subsidiary Hutchison Essar Limited has received Letters of Intent from Department of Telecommunications (‘DOT’) for licences in the six licence areas of North East, Himachal Pradesh, Bihar, Orissa, Assam, and Jammu and Kashmir.

A Letter of Intent from the DOT is its offer to issue a licence upon the applicant’s acceptance and payment of the relevant fees.

Hutchison Essar expects to launch in these licence areas during 2007.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

About Hutchison Essar Limited

Hutchison Essar Limited, under the brand name Hutch, operates in 16 licence areas in India and has about 20.4 million subscribers as of 30 September 2006. Over the years, it has been named the ‘Best Mobile Service in the country’ and the ‘Most Creative and Most Effective Advertiser of the Year’. This year Business World magazine recognised Hutchison Essar as the “Most Respected Telecom Company of the Year”.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecommunications International Limited’s (‘the Company’) beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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